

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Gleb Budman
Chief Executive Officer
Backblaze, Inc.
500 Ben Franklin Ct.
San Mateo, CA 94401

      Re: Backblaze, Inc.
          Registration Statement on Form S-1
          Filed October 18, 2021
          File No. 333-260333

Dear Mr. Budman:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 15, 2021 letter.

Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key business metrics, page 66

1.   In response to prior comment 2, you provided key business metrics for your segments for the quarter ended June 30, 2021; however, you provided key business metrics at the company level for fiscal year 2019, fiscal year 2020, and for quarterly periods. Please provide disclosure of the key business metrics for your segments for the same periods as you provided at the company level.

Notes to Financial Statements
Note 18. Subsequent Events (Unaudited), page F-34

2.   If material, please revise to disclose the amount of stock-based compensation associated with each stock award grants subsequent to your quarter end. Refer to ASC 855-10-50-2.

General

3.   Please balance and provide context to the financial and operating data presented on the second page of your prospectus graphics that follow the prospectus cover page. In particular, please address the following:
- You disclose that you have 500,000 customers in 175 countries. Please clarify that you generated 72% of your revenues in the United States in fiscal year 2020 and the six months ended June 30, 2021.
- We note that you only provide information about your B2 Cloud segment and not your Computer Backup segment. Please balance this information by disclosing that B2 Cloud Storage generated 26.5% of the company's revenues in 2020 and 32% of revenues for the six months ended June 30, 2021, and Computer Backup generated 72.4% and 67% of the company's revenues for the same periods, respectively. Also disclose the number of B2 Cloud customers versus the number of Computer Backup customers.
- You disclose that the 2025 mid-market opportunity is $55 billion and that B2 Cloud Storage had greater than 60% growth for fiscal year 2020. To provide context, disclose the amount of revenues generated by your B2 Cloud segment.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bennett L. Yee, Esq.